UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GSX Techedu Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

36257Y 109**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 36257Y 109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The New York Stock Exchange under the symbol “GSX.” Every three ADSs represent two Class A ordinary shares of the Issuer. The CUSIP number of Class A ordinary shares is G4165J 104.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Larry Xiangdong Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 73,305,288
	6	Shared Voting Power 0
	7	Sole Dispositive Power 73,305,288
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,305,288(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 46.0%. (2) The voting power of the shares beneficially owned represent 89.5% of the total outstanding voting power.
12	Type of Reporting Person IN

(1)

Represents 73,305,288 Class B Ordinary Shares held by Ebetter International Group Limited, a British Virgin Islands company. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019.

1	Name of Reporting Person Ebetter International Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 73,305,288
	6	Shared Voting Power 0
	7	Sole Dispositive Power 73,305,288
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,305,288(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 46.0%. (2) The voting power of the shares beneficially owned represent 89.5% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)

Represents 73,305,288 Class B Ordinary Shares held by Ebetter International Group Limited, a British Virgin Islands company. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019.

Item 1(a).	Name of Issuer:

GSX Techedu Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Tower C, Beyondsoft Building, 7 East Zone

10 Xibeiwang East Road, Haidian District, Beijing 100193

People’s Republic of China

Item 2(a).	Name of Person Filing:

Larry Xiangdong Chen

Ebetter International Group Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Larry Xiangdong Chen

Tower C, Beyondsoft Building, 7 East Zone

10 Xibeiwang East Road, Haidian District, Beijing 100193

People’s Republic of China

Ebetter International Group Limited

OMC Chambers, Wickhams Cay 1

Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Larry Xiangdong Chen — People’s Republic of China

Ebetter International Group Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”).

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

36257Y 109

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), every three ADSs representing two Class A Ordinary Shares of the Issuer. The CUSIP number of Class A ordinary shares is G4165J 104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2019:

	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Larry Xiangdong Chen	73,305,288	(1)	46.0	%(2)	89.5	%(3)	73,305,288	(1)	0	73,305,288	(1)	0
Ebetter International Group Limited	73,305,288	(4)	46.0	%(2)	89.5	%(3)	73,305,288	(4)	0	73,305,288	(4)	0

(1)

Represents 73,305,288 Class B Ordinary Shares held by Ebetter International Group Limited, a British Virgin Islands company. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is based on a total of 159,471,334 outstanding ordinary shares (being the sum of 86,166,046 Class A Ordinary Shares and 73,305,288 Class B Ordinary Shares) of the Issuer outstanding as of December 31, 2019 as a single class. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2019.

(3)

For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class.

(4)	Represents 73,305,288 Class B Ordinary Shares held by Ebetter International Group Limited, a British Virgin Islands company.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020

Larry Xiangdong Chen

/s/ Larry Xiangdong Chen

Ebetter International Group Limited

By:	/s/ Larry Xiangdong Chen
Name:	Larry Xiangdong Chen
Title:	Director

[Signature Page to Schedule 13G]